July 25, 2025
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance,
Office of Technology
Jan Woo and Aliya Ishmukhamedova

VIA EDGAR

Re:    Stratasys Ltd. (the “Company” or “Stratasys”)
Registration Statement on Form F-3 (the “Form F-3”)
Filed July 15, 2025
File No. 333-288670

Dear Madams:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form F-3 that was provided to the Company by the Staff in its letter dated July 22, 2025 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

Registration Statement on Form F-3

General

1.We note that you are seeking to register 62,500 ordinary shares that have not yet been issued to the Selling Stockholder and may be issued as deferred consideration upon the one-year anniversary of the closing under the Nexa3D asset purchase agreement (“Agreement”). Please provide us with a detailed analysis explaining why it is appropriate to register the resale of these shares at this time and include a materially complete description of the Agreement so that it is clear what conditions would trigger the issuance of the shares. Finally, file the Agreement as an exhibit. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11.

Company Response: We respectfully acknowledge the Staff’s comment.
The subject 62,500 ordinary shares are issuable by Stratasys as deferred consideration under the Nexa3D asset purchase agreement, dated as of June 6, 2025, by and among (in relevant part): Stratasys; Stratasys’ wholly-owned Delaware subsidiary, Stratasys Inc. (together with Stratasys, the “Stratasys parties”); Nexa3D Inc., a Delaware corporation (“Nexa”); NXT Factory, Inc., a Delaware corporation (“NXT”); and certain noteholders that are creditors of Nexa and NXT (the “noteholders”). Under the Nexa3D asset purchase agreement (the “Agreement”), the Stratasys parties have acquired certain assets, consisting of additive manufacturing technologies that use Liquid Crystal Display (LCD)-based technology, Selective Laser Sintering (SLS) and High Speed Extrusion (HSE) printing. The Stratasys parties are paying for the assets via two forms of consideration—cash and ordinary shares of Stratasys. The cash consideration consists of a set amount that was paid at the closing of the transaction (pursuant to Section 2.1(a) of the Agreement), as well as cash earn-out consideration that shall be determined based on revenues derived from the purchased assets over certain annual periods,

SEC Division of Corporation Finance
Office of Technology
July 25, 2025

post-closing (pursuant to Section 2.1(c) of the Agreement). Under Section 2.1(b) of the Agreement, the ordinary share consideration, on the other hand, is tied to a set dollar value, consisting of ordinary shares that were issued at the closing based on an assumed value per share, as well as ordinary shares having a set value (US$500,000) to be issued by Stratasys on the first anniversary of the closing. Under that same Section 2.1(b), the number of deferred ordinary shares to be issued on that anniversary will be determined based on the price per ordinary share equal to the average closing price per ordinary share over the 30 days prior to the first anniversary of the closing, as published in The Wall Street Journal (National Edition). Besides the noteholders being contractually committed to receiving deferred ordinary shares of the Company having a set value, the number of deferred ordinary shares to be issued to the noteholders is furthermore subject to “floor” and “ceiling” amounts under Section 2.1(b) of the Agreement, based on set values per share equal to not more than 120% (i.e., $12.00) and not less than 80% (i.e., $8.00) of a deemed $10.00 value per share, such that a minimum of 41,667 ordinary shares and a maximum of 62,500 ordinary shares are issuable as deferred consideration shares based on the $500,000 set value for the deferred shares. Thus, regardless of the actual market price of Stratasys’ ordinary shares during the 30-day period prior to the first anniversary of the closing, the noteholders will receive between 41,667 and 62,500 deferred shares, and are therefore already subject at closing to investment risk/reward as to potential decreases or increases in the share price below $8.00 or above $12.00 per share. Furthermore, the deferred consideration shares shall be allocated among the noteholders in accordance with their respective set pro rata portions of the share consideration as set forth in Exhibit A to the Agreement, which percentages will not change after the closing. The only manner in which the deferred share consideration can be changed from the set range of shares is due to reduction by the Stratasys parties under Section 9.3 of the Agreement. That reduction would be solely based on the Stratasys parties’ right to set off amounts owed to them due to the indemnification obligations of the sellers of the assets. Thus, the potential reduction in the number of deferred shares to be received by the noteholders (who are the selling shareholders under the Form F-3) is entirely beyond their control.
Based on the above terms of the Agreement and the factors described in the Commission’s response to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11, the recipients of the deferred share consideration are already contractually bound at closing to receive deferred share consideration within a set range of maximum and minimum number of shares, which issuance is not subject to any further conditions that can be controlled by those recipients. The recipients of the deferred shares can therefore be deemed to have made their investment decision already upon the closing of the transaction under the Agreement and are at market risk/reward already upon the closing due to potential decreases or increases of the market price of the Company’s ordinary shares following the closing that go beyond the set range of deemed value for the shares under the Agreement. Hence, the exempt sale of the deferred share consideration to the noteholders under Section 4(a)(2) of the Securities Act should be deemed to be complete upon the closing under the Agreement. Consequently, the subsequently-filed Form F-3 can validly register the resale of the deferred share consideration as a purely secondary offering by the noteholders.
The Company furthermore respectfully notes that the Company is eligible to utilize Form F-3 for primary offerings and would be eligible for the registration of the deferred consideration shares in a registration statement on Form F-3 even if the transaction were to be deemed a primary offering.
As to the Agreement, the Company has determined that the Agreement does not constitute a “material contract” as determined in accordance with paragraph (b)(10) of Item 601 of Regulation S-K, given the non-materiality for Stratasys of the assets being acquired and the purchase price being paid. Among other bases for that determination, the Company has relied on its analysis of what constitutes a “significant subsidiary” under paragraph (w)(1) of Item 1-02 of Regulation S-X, treating the acquired assets as if they were an acquired subsidiary for purposes of that test.

SEC Division of Corporation Finance
Office of Technology
July 25, 2025

Furthermore, the Company respectfully notes that under Item 601 of Regulation S-K, even if the Agreement were to be deemed a material contract of the Company, under the exhibit table that appears in paragraph (a) of Item 601 of Regulation S-K, a material contract need not be filed as an exhibit to a registration statement on Form F-3.

The Company furthermore respectfully notes that the Agreement is not an “instrument defining the rights of holders of the equity or debt securities being registered” so as to require filing it under paragraph (b)(4) of Item 601 of Regulation S-K, as the Agreement does not in any way modify or prescribe the rights of holders of the ordinary shares issuable to the noteholders. The rights attributable to those ordinary shares are the same as the rights ascribable to all ordinary shares of Stratasys under Stratasys’ articles of association. Furthermore, the registration rights accorded under the Agreement to the noteholders receiving the ordinary shares are customary, ordinary course, registration rights and not material to the rights of the holders of those ordinary shares.
For each of the foregoing reasons, we believe that the Agreement need not be filed as an exhibit to the Form F-3.
We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact the undersigned (email: eitan.zamir@stratasys.com or telephone: 011-972-54-495-5819) or our legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv.- email: jonathann@meitar.com or telephone: 011-972-52-312-5574).

                        Sincerely,

                        /s/ Eitan Zamir
                        Chief Financial Officer
                        Stratasys Ltd.

cc:    Jan Woo
Aliya Ishmukhamedova
        (Securities and Exchange Commission)

Yoav Zeif, Chief Executive Officer
Vered Ben Jacob, Chief Legal Officer
(Stratasys Ltd.)
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